**ANNUAL REPORT**
**2001**


The LEATHER FACTORY



LF Tandy Leather Company

THE LEATHER FACTORY, INC.

# Letter to Stockholders



Year 2001 was a good year for The Leather Factory. Sales increased for the fourth year in a row and earnings rose from a slight loss to over $2 million during that same period. Despite the slowdown in the U.S. economy and the effects of the September 11th events, we fared well and are optimistic about the future.

As other companies were laying off employees and closing locations, we opened 2 new Leather Factory units (Chicago, IL and Toronto, Ontario). Both units are doing well and should be contributing to our profits by mid-2002. In addition, we worked very hard all year to get Tandy's operations ready to support a retail store chain. By December, we were able to announce those plans.

We look forward to 2002 as we have already expanded the Tandy Leather store chain into Oklahoma City, OK and Boise, ID. And we have several other locations "in the works" and should be ready to announce the specifics soon. We are diligent in our market research to determine where stores can be most profitable. As we continue the expansion of the Tandy stores, we are committed to two things: (1) we will not sacrifice earnings for the sake of revenue growth and (2) we don't want to incur additional debt to open stores.

We believe 2002 is the beginning of a "back to basics" trend – for our company as well as for America in general. Our conservative philosophy is one of our key competitive advantages. In an economy that appears to be returning to traditional values, we like to think we're ahead of many companies in our commitment to reducing debt and generating positive earnings and strong cash flows by selling a physical, "hands-on" product by proven, old-fashioned methods.

Speaking of "old-fashioned", we've designed this annual report after the first editions of *The Leather Craftsman* magazine, circa 1957. It was published by Tandy Leather beginning in November 1956 as the only magazine created solely for the leathercrafter as a way to share ideas and promote the art of leathercraft. I hope you will enjoy your walk down memory lane as much as I have. It also is a good reminder of what made Tandy Leather so successful.

We've got a lot of work still to do – and we are excited about our future – both in the short and long term. We hope you, as owners of The Leather Factory, are too. We appreciate your interest and support. I welcome your input anytime.

Sincerely yours,

Wray Thompson

Wray Thompson
Chairman and Chief Executive Officer

# The LEATHER FACTORY

## Annual Report 2001

Wray Thompson, CEO
Ron Morgan, President

Shannon Greene, CFO
William Warren, Secr.

## CONTENTS



## ACKNOWLEDGEMENTS


Our 2001 Annual Report cover illustration, "The Black Stallion," by eminent leathercraft artist Al Stohlman first appeared on the March-April 1958 cover of *The Leather Craftsman* magazine. Mr. Stohlman exemplified the art of leathercraft through his art and dedication to teach his craft. Generations of leathercrafters and artists have been and continue to be inspired by the legacy and contribution he made to the craft.

The Leather Factory especially thanks and acknowledges Mr. Bill Reis, owner and editor of *The Leather Crafters & Saddlers Journal*, the successor publication to *The Leather Craftsman*, for his allowing us to reproduce the advertisements and articles contained herein. The advertisements contained herein are for illustration purposes only and are not offers by us for product at the prices listed.


## Our Front Cover

BY AL STOHLMAN



ANNUAL REPORT 2001
The Leather Factory
THE LEATHER FACTORY, INC.


**THE BLACK STALLION**

After long weeks of planning and several days of hard riding, the two cowboys finally got the Black Stallion and his band of mares into their trap at the end of the box canyon. The Black Stallion, realizing the only means of escape lay in the direction he had entered the canyon, charged the corral gate and in trying to leap it, crashed through.

The man who had just closed the gate is busily trying to dodge falling timbers while the cowboy on the bay horse, anticipating the break-through, had shaken out a quick loop expecting the worst. It happened! Had he been riding a well-trained horse instead of the bay colt (the training hackamore on this horse indicates he is a "green" colt and as yet not thoroughly trained to the task that will be required of him)...he in all probability would have been able to maneuver into a more favorable position when he threw his loop as the Black Stallion thundered by.

As it was, the bay horse was in the wrong position when the Black Stallion hit the end of the lariat - and the green-shirted cowboy, being a Texas man, had his rope tied "hard an' fast" to his saddle horn. The off-side latigo, already weakened from long service, broke from the sudden strain and in the next instant more action will take place than can be described!

The bay colt, frightened by the sudden impact, flying cincha, and slipping saddle, is getting his head down and starting into what will no doubt be a thorough bucking exhibition. And with the band of mares charging out of the trap, the green-shirted cowboy suddenly in the middle of an explosion, and with the Black Stallion heading down the canyon with his rope and saddle...we leave the ending up to you!

Have it end in any way your imagination fancies...that's how it all began!

# Leather Tooling Once a Secret – Now Tandy Teaches It to a Nation

By BUD SHRAKE
Press Staff Writer
The Fort Worth Press

When Dave Tandy got into the leather business almost by accident nearly 38 years ago, it would have been treason to do what he is doing today. "During my younger days, leather tooling was a secret" Tandy said, sitting at his desk on the second floor of his downtown store. "It was a closed industry, with the secrets of tooling passed on from father to son and jealously guarded." "But now," he said, pointing to the stacks of leathercraft kits and the dozens of people working in the large room, "anybody can learn to tool leather." "We teach them ourselves. I even write the instruction booklets."

TANDY INDUSTRIES, now part of the General American Industries, Inc. and listed on the New York Stock Exchange, pioneered the do-it-yourself phase of making things from leather. The idea began in 1942 when the government bought shipments of hides from Tandy to be used as therapy in hospitals. Patients, many of them war-wounded, cut their own hides, drew their own patterns, did their own tooling, and turned out slippers, belts, billfolds.

That gave Dave Tandy the inspiration to put out kits, with full instructions so people could do for themselves what had once been done only by skilled artisans. He waited until son, Charles, Harvard graduate and Navy veteran, joined the firm after World War II and then went after the business enthusiastically.


Dave Tandy - Founder - 1899-1966

Results: Tandy Industries has four factories here, and one in Jacksboro, and ships goods all over the world. The firm has 80 stores in the United States, sends out 1,200,000 catalo- gues a year, (in full color and weighing 200,000 pounds) and brings in a gross of about $9 million.

The Tandy name is widely advertised in more than 100 monthly magazines. The company has $200,000 invested in movies concerning leathercraft which are shown at schools and to public gatherings. "This is primarily a business of education," Dave Tandy said. "We must teach people leathercrafts, thereby making them interested in doing it." "I wonder," he smiled, "what the old artisans would think if they could see their secrets on a movie screen – in color."

The Leather Factory®

**ARIZONA**
Phoenix
Tucson

**CALIFORNIA**
Baldwin Park
Fresno
Oakland

**COLORADO**
Denver

**FLORIDA**
Tampa

**ILLINOIS**
"Chicago" - Elgin

**IOWA**
Des Moines

**KANSAS**
Wichita

**LOUISIANA**
"New Orleans" - Harahan

**MICHIGAN**
Grand Rapids

**MISSOURI**
Springfield

**MONTANA**
Billings

**NEW MEXICO**
Albuquerque

**NORTH CAROLINA**
Charlotte

**OHIO**
Columbus

**OREGON**
Portland

**PENNSYLVANIA**
Harrisburg

**TENNESSEE**
Chattanooga

**TEXAS**
Austin
El Paso
Fort Worth
"Dallas" - Mesquite
"Houston" - Missouri City
San Antonio

**UTAH**
Salt Lake City

**WASHINGTON**
Spokane

**CANADA**
Winnipeg
Mississauga

Tandy Leather Company EST. 1919

**CONNECTICUT**
Hartford

**IDAHO**
Boise

**OKLAHOMA**
Oklahoma City

**MAIL ORDER/WEBSITE**
www.tandyleather.com

The Leather Factory®

**The Leather Factory,** founded in 1980 by Wray Thompson and Ron Morgan, is the premier distributor of leather products to customers worldwide. Products are distributed primarily though 30 sales units located in twenty states and Canada. Products include leather, leatherworking tools, buckles and adornments for belts, leather dyes and finishes, shoe repair supplies, saddle and tack hardware, and do-it-yourself kits.

*(continued on page 7 column 1)*

Tandy

**Tandy Leather Company,** acquired in November 2000, is the most recognized supplier in the leathercraft industry. From its founding in 1919, Tandy has been the primary resource for leathercrafters world wide. Products include quality tools, leather, accessories, kits and teaching materials and are distributed through 3 retail stores and its central distribution facility.

*(continued on page 7 column 2)*

Roberts, Cushman & Co.

**Roberts, Cushman and Co.,** whose origins date back to the mid-1800's, custom designs and manufactures a product line of decorative hat trims for headwear manufacturers.

*(continued on page 7 column 3)*



The Leather Factory corporate headquarters | The Leather Factory warehouse/distribution units
Tandy Leather Company Stores | Roberts, Cushman & Co.



HOW TO BEGIN

For those desiring an inexpensive and easy-to-make binder, purchase a 2 or 3 ring school note book (that holds standard 8-12" x 11" paper) from your local 5¢ & 10¢ or stationery store. An expensive binder in unnecessary –actually the thinner covers of the inexpensive binders are better suited for this purpose. The cover shown above is used with just such a binder.

After purchasing the binder... carefully follow the instructions at right for a perfect fitting cover. Cut the leather according to instructions; make the tracing pattern from the following pages. Case the leather. It is best to cement the leather to cardboard to prevent stretching during the stamping operations, and to create deeper impressions. After the cased leather begins to return to its normal color, trace and cut all of the lines of the design (except dotted lines... these are guides for beveling and contouring modeling). Study Photo Pattern on opposite page for tools used and to aid in stamping your design.

If desired, omit the floral section...or substitute figure for other choice. For the advanced figure carvers, desiring more action and detail, it is suggested they make a tracing from the scene on the cover of this issue, or parts of it. Use it as a stamping and color dyeing guide. Or, use any design preferred for the cover of your own ring binder.

Follow the instructions and have fun in making your own ring binder cover to protect the valuable issues of your magazine...the Leather Craftsman!

Happy Hours,
Al Stohlman

The Leather Factory®

## Leather Factory Operations

The Leather Factory, located in Fort Worth, Texas, distributes its broad product line of leather and leathercraft-related products in the United States and internationally. We manufacture some of our products, while the majority of products are purchased from manufacturers. The Leather Factory line includes small finished leather goods such as cigar cases, wallets and western accessories distributed under the name, Royal Crown Custom Leather™. The Leather Factory accounted for 77.0%, 89.9%, and 91.1% of the total consolidated net sales of the Company for 2001, 2000, and 1999, respectively.


TOM THUMB
PURSE
A
TANDY
U-DO-IT KIT
50¢
Coins, lipstick, keys, etc.,
are always handy when this giant little purse
is clipped to your belt or tucked in your pocket. It's
cut from genuine 8 oz. cowhide leather - all parts precision cut, ready to tool
and lace. Zipper is stitched to gusset. The biggest little purse you've ever
seen, 4" wide, 2-1/2" long, 1" deep. Only 50¢ postpaid!
WRITE FOR FREE LEATHERCRAFT CATALOG
TANDY LEATHER CO. (SINCE 1919)
P. O. BOX 791 - XR FORT WORTH, TEXAS

**Business Strategy.** We distribute Leather Factory products through 30 sales/distribution units ("Units") located in twenty states and Canada, and through our web site, **www.leatherfactory.com.** The locations of the Units are selected based on the location of customers, so that delivery time to customers is minimized. A two-day maximum delivery time is the company's goal.

*(continued on page 8 column 1)*

## Tandy Leather Operations

Tandy Leather Company, located in Fort Worth, Texas, bears the name of the oldest and best-known supplier of leather and related supplies used in the leathercraft industry. Established in 1919, originally as Hinkley-Tandy Leather Company, Tandy Leather has been the primary resource for over four generations of leathercrafters. This subsidiary offers a product line of quality tools, leather, accessories, kits and teaching materials.

As noted above, we acquired the Tandy Leather assets in November 2000. Tandy Leather accounted for 17.7% and 1.9% of the total consolidated net sales of the Company for 2001 and 2000, respectively.

**Business Strategy.** Tandy Leather sells its products through a central call center that handles phone, mail and fax orders, our web site, **www.tandyleather.com,** and approximately 70 U.S. authorized dealers. Orders placed through the call center and Internet are processed and shipped from our Fort Worth distribution center. Typically, 80% of our business arrives by phone, fax or mail orders. The other 20% comes through the web site. Additionally, our products are sold in Canada through an existing Leather Factory location, which also supports approximately 75 Tandy Leather authorized dealers located throughout the Canadian provinces.

*(continued on page 8 column 2)*

Roberts, Cushman & Co.

## Roberts, Cushman Operations

Cushman is located in Long Island City, N.Y., and produces and sells headwear adornments (decorations that adorn the outside of a hat), manufacturing made-to-order trimmings for the headwear industry for over 140 years. Cushman accounted for 5.3%, 8.2%, and 8.9% of the total consolidated net sales of the Company for 2001, 2000, and 1999, respectively.


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TEXAS LACING COMPANY
712 N. Throckmorton St., Fort Worth, Texas

**Business Strategy.** Cushman has long been considered one of the leaders in the field of headwear trimmings. It designs and manufactures exclusive trimmings for all type of hats. Trims are sold to hat manufacturers directly. Cushman does not employ an outside sales force. Instead, customers visit the facilities in New York and, with a Cushman designer, incorporate their ideas into a customized product.

*(continued on page 8 column 3)*

In addition to offering its customers rapid delivery, Leather Factory also offers a "one-stop shopping" concept for both leather and leathercraft materials. The Units are designed to combine the economies of scale of warehouse locations with the marketing efficiencies that can be achieved through direct mail. The type of premises utilized for the Unit locations is generally light industrial office/warehouse space in proximity to a major freeway or with other similar access. This kind of location typically offers lower rents compared to other more retail-oriented locations.

The size and configuration of the Units are planned to allow large quantities of product to be displayed in an easily accessible and visually appealing manner. Leather is displayed by the pallet where the customer can see and touch it, assessing first-hand the numerous sizes, styles, and grades of leather and leather goods.

Leather Factory Units serve customers through various means including walk-in traffic, phone and mail order. Both wholesale and retail customers purchase from these Units. Authorized Sales Centers (discussed below), as well as the craft, western and other retail establishments located in close geographic proximity to a particular Unit, are serviced from that Unit as well.

We staff Leather Factory Units with experienced managers

*(continued on page 9 column 1)*

Tandy Leather did not own any retail stores when its assets were acquired by the Company. At one time, however, Tandy Leather owned approximately 350 retail stores located throughout the United States and Canada. We believe that Tandy Leather stores are a viable option for growth, and in 2002, we announced two Tandy Leather retail locations — Oklahoma City, Oklahoma and Boise, Idaho. The retail stores serve walk-in, mail and phone order customers from convenient locations in established retail areas. Tandy Leather stores are staffed by knowledgeable sales people whose compensation is based, in part, upon the profitability of their store. More information about expansion plans is explained below.

Sales by Tandy Leather are driven through the efforts of the call center and store staff, trade shows, our 132-page catalog and a direct marketing program that includes sales flyers and e-mail announcements. Maintaining detailed customer history allows us to target certain customer segments in our mailings. We are in the process of expanding the information maintained in the Tandy Leather customer mailing list to match the detail maintained by Leather Factory, as we believe we can more effectively market to customer groups by tracking the additional information. This provides significant opportunity for sales retention and growth.

*(continued on page 9 column 2)*

The customer is provided samples or photographs of each design before they leave the premises. Customer can use the sample as a sales tool to obtain orders. This "design-on-site" process is unique in the industry.

*(continued on page 9 column 3)*


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the TEXT BOOK of HOLSTER CONSTRUCTION and HOLSTER PATTERN MAKING
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TOOLS: THEIR USES
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TRACING PATTERNS
PHOTO DESIGNS
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STYLECRAFT HOBBIES 1605 W. 6th St. Los Angeles 17, Calif.

whose compensation is tied to the operating profit of their location. Sales from the Units are generated by the selling efforts of the location personnel themselves, participation by the Company at trade shows, the use of sales representative organizations and the aggressive use of direct mail advertising.

Our primary advertising efforts are through direct mail advertising aimed at specific market groups. Like most direct mail marketers, our mailing list is one of our most important assets. Over the years, we have spent considerable time and money maintaining and updating this list. As a result, we have developed what we consider to be the purest, most up-to-date, unique collection of leathercraft customers' names and purchase information found anywhere in the world. Our mailing list has been the key to our sales in the past and will continue to be the key in the future. We estimate that in 2002, we will produce and mail 80 different direct mail pieces from a simple black and white postcard to our 140-page full color catalog.

Customers. Leather Factory's customer base is comprised of individuals, wholesale distributors, tack and saddle shops, shoe repair shops, institutions (schools, hospitals, prisons and prisoners), dealer stores, western stores, craft stores and craft store chains, other large volume purchasers, manufacturers, and retailers

(continued on page 10, column 1)

Tandy Leather has long been the entry point for new customers getting into leathercraft. We continue to broaden our customer base by working with various youth organizations and institutions where people are introduced to leathercraft, as well as hosting classes in the retail stores.

Customers. Tandy's customer base is comprised mostly of individual hobbyists but also includes a number of resellers, small manufacturers, institutions and dealers. Individual retail customers are our largest customer segment, representing over 50% of Tandy Leather sales.

Authorized Dealers represent another significant segment of our sales at approximately 18%. Dealers are independent retail businesses that have been authorized to sell our products in their store and do business as "Tandy Leather Dealers." This allows us to have our products distributed in communities and countries where maintaining a physical presence would be cost prohibitive.

(continued on page 10, column 2)

Customers. Currently, there are approximately 90 to 100 headwear manufacturers worldwide. Cushman designs and manufactures trims for over 75 of those manufacturers, supplying customized trims, as well as ribbons, buckle sets, name pins, feathers, etc. Our success in developing and maintaining long-standing relationships with our customers is due primarily to our

(continued on page 10, column 3)

dispersed geographically throughout the world. Wholesale sales make up the majority of our Leather Factory business, while retail sales have historically been less than 10% of Leather Factory sales. During the last few years, retail sales have increased somewhat, resulting in a shift in our sales mix. In 1999, our sales mix was 85% wholesale and 15% retail. In 2000 and 2001, the mix was 80% wholesale and 20% retail. We are continuing efforts to attract the retail customer to

(continued on page 10, column 1)

Other important customer segments include youth-related groups and camps representing approximately 7% of sales and international business representing about 5% of sales. Tandy's sales, when operating strictly as an order fulfillment house (phone, fax, mail, and Internet orders), are generally consistent quarter to quarter (25% per quarter). Its retail store operations historically generated slightly more sales in the 4th quarter of each year (approximately 30%) and less

(continued on page 10, column 2)

ability to deliver quality products in a timely manner. Generally, our delivery target is three weeks or less. Cushman's backlog of in-house orders from the manufacturers is consistently 20-30 days. Cushman's sales generally do not reflect significant seasonal patterns.

(continued on page 10, column 3)


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Leather Factory; however, the strongest market for this line continues to be the wholesale customer. Leather Factory sales generally do not reflect significant seasonal patterns.

Leather Factory's Authorized Sales Center ("ASC") program was developed to generate sales in geographical areas where we currently do not have a sales/distribution unit without the capital investment needed to open one. An unrelated person who desires to become an ASC must apply with Leather Factory and upon approval, place a minimum initial order. There are also minimum annual purchase amounts set that the ASC must adhere to in order to maintain ASC status. In exchange, the ASC gets free advertising in certain sale flyers, price breaks on many products, advance notice of new products, priority shipping and handling on all orders, as well as various other benefits.

**Expansion.** We opened four new Leather Factory Units in 1999, and two new Units in each of the years 2000 and 2001. Our current plans are to continue expansion conservatively by: (i) opening Units as and when such additions are determined feasible; and (ii) acquiring companies in related areas/markets which offer synergistic aspects based on the locations and/or product lines of the businesses.

in the 2nd quarter (approximately 20%) while the 1st and 3rd quarters remained steady at 25%.

**Expansion.** In December 2001, The Leather Factory, Inc. announced plans to expand the Tandy Leather operations through the introduction of Tandy Leather retail stores. This expansion began with acquisitions of existing leathercraft stores in both January and February 2002. Tandy anticipates that it will add two to five additional retail stores during 2002 by opening new stores and acquiring existing leathercraft stores as opportunities arise with attractive terms.

**Expansion.** Cushman has been very successful providing a very specific product line directly to headwear manufacturers. Given the current conditions, we do not believe that there is much room for expansion in the industry, other than to capture additional market share. We have considered the possibility of expanding production to other leather products. However, even though the potential products would be made from leather and therefore could be considered somehow related, we have decided that Cushman's expansion into other products is not feasible at this time.


COLOR
IN LEATHERCRAFT
By
A COMPLETE COURSE IN COLOR DECORATION AND FINISHING OF LEATHER FOR THE HANDCRAFTSMAN.....

Products. Our core business consists of manufacturing, importing and distributing leather, traditional leathercraft materials (do-it-yourself kits, stamping sets, and leatherworking tools), craft-related items (leather lace, beads, and wearable art accessories), hardware, metal garment accessories (belt buckles, belt buckle designs, and conchos), shoe care and repair supplies, and leather finishes. We attempt to maintain the optimum number of stock-keeping units ("SKUs") in the Leather Factory and Tandy Leather lines to balance proper stock maintenance and minimizing out-of-stock situations against carrying costs involved with such an inventory level. We try to maintain higher inventories of certain imported items to ensure a continuous supply.

The number of SKUs has been refined over the years by the introduction of new products and the discontinuing of selected products. The Company carries approximately 3,600 items in the current lines of leather and leather-related merchandise – 1,000 of which are exclusively Leather Factory products, 800 exclusively Tandy Leather and 1,800 carried by both Leather Factory and Tandy.



The products manufactured by the Company generally involve cutting leather into various shapes and patterns using metal dies ("clicking"), fabrication, assembly, and packaging/repackaging tasks. Items made in Fort Worth are primarily distributed under the Tejas™ brand name through Leather Factory's distribution units.

Cushman's hat bands are generally made from leather, ribbon, or woven fabrics, depending on the style of hat.

They are made by cutting leather and/or other materials into strips, and enhancing the trim by attaching conchos and/or three-piece buckle sets, braiding with other materials, finishing the end or borders by stitching or by lacing with leather lace. Cushman also supplies custom-designed buckles and conchos separate from the bands, feathers for dress hats, and name pins.

Patents, Copyrights. We presently own 496 copyrights covering 605 registered works, twenty trademarks covering twenty names, and two patents covering three products. Registered trademarks include federal trade name registrations on The Leather Factory and Tandy Leather Company. The trademarks expire at various times starting in 2002 and ending in 2010, but can be renewed indefinitely. Most copyrights granted or pending are on metal products, such as conchos, belt buckles, instruction books, and kits. The expiration period for the copyrights begins in 2062 and ends in 2072. The Company has patents on two belt buckles and certain leather-working equipment known as the "Speedy Embosser." The patents expire in 2011. We consider these intangibles to be valuable assets and defend them as necessary.

Cushman's products are generally not copyrighted initially as hundreds of new trim designs are continually in process. Once a trim has been selected by a manufacturer for production, has been completed for a line of hats, and has been a strong seller for the season, selected components in the trim are often transferred to Leather Factory, adapted to fit Leather Factory's product line, and copyrighted. Given that the apparel market designs and produces styles at least six months in advance of a particular season, Cushman's product design contributes to Leather Factory's development of new products as we get insight into what styles are expected to be popular in the near future.

Suppliers. We currently purchase merchandise and raw materials from approximately 200 vendors dispersed throughout the United States as well as in 21 foreign countries. In 2001, the ten largest vendors accounted for approximately 65% of Leather Factory's and Tandy Leather's combined purchases.

Because leather is sold internationally, market conditions abroad are likely to affect the price of leather in the United States. Outbreaks of mad cow and hoof-and-mouth disease (or foot-and-mouth disease) in certain parts of the world can influence the price of leather used in our products. We experienced this situation during the early part of 2001 and believe we managed our leather costs satisfactorily so as not to significantly affect our customers or our profits. We did this by anticipating price increases and making additional purchases before the anticipated increases could take effect.

As such an occurrence is beyond the control of the Company, we cannot predict when and to what extent we could be affected in the future. Aside from increasing purchases when we anticipate price increases (or possibly delaying purchases if we foresee price declines), we do not attempt to hedge our inventory costs.

Cushman purchases components from over 50 vendors, located predominately in the United States. In 2001, Cushman's top ten vendors (in dollars purchased) represented approximately 50% of its total purchases.

Overall, we believe that our relationships with suppliers are strong and do not anticipate any material changes in these supplier relationships in the future. Due to the number of alternative sources of supply, the loss of any or all of these principal suppliers would not have a material impact on our operations.

Competition. We sell our leather and leathercraft-related products in three highly fragmented markets — leathercraft, leather accessories, and retail craft.

We encounter competition in connection with certain product lines and in certain areas from different companies, but have no direct competition affecting the entire product line. We compete on price, availability of merchandise, and speed of delivery. Our size relative to most of our competitors creates competitive advantage in our ability to stock a full range of products as well as in buying merchandise. We believe we have a competitive advantage on price in most product lines because we purchase in bulk and have an international network of suppliers that can provide quality merchandise at lower costs. Most of our competitors do not have the multiple sources of supply and cannot purchase sufficient quantities to compete along a broad range of products. In fact, some of our competitors are also customers, relying on us as a supplier.

Our Cushman line encounters some competition. However, we are not aware of any single company whose primary product line is the same as Cushman's. Cushman's market share has grown over the years because of its reputation in the industry to deliver product timely.

Employees. As of December 31, 2001, the Company employed 283 people, with 275 on a full-time basis. The Company is not a party to any collective bargaining agreement. Overall, management believes that relations with employees are good.

Eligible employees participate in The Leather Factory, Inc. Employees' Stock Ownership Plan and Trust ("ESOP"). As of December 31, 2001, 212 employees and former employees were participants in or beneficiaries of the ESOP. The Company has the option of contributing up to 15% of eligible employees' compensation into the ESOP. Net contributions for 2001, 2000, and 1999 were 5.2%, 5.9%, and 5.6%, respectively, of eligible compensation. These contributions are used to purchase shares of the Company's Common Stock. Generally, contributions to the ESOP follow a similar pattern as overall profitability.


TURN YOUR
SCRAPS
INTO DOLLARS...

I cut my scraps of suede and other light leathers into squares about three inches (3"). I sew them together to make pillow tops, girls' skirts, etc. With different colors, you can checker them. Right now I'm making a car robe.
RAYMOND GALSTER *Beulah, North Dakota*

# THE LEATHER FACTORY, INC.
# CONSOLIDATED BALANCE SHEETS

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 409,040 | $ 234,141 |
| Cash restricted for payment on revolving credit facility | 491,729 | 390,467 |
| Accounts receivable-trade, net of allowance for doubtful accounts of $191,000 and $338,000 in 2001 and 2000, respectively | 2,297,953 | 2,191,996 |
| Inventory | 9,054,269 | 9,205,898 |
| Deferred income taxes | 128,111 | 130,802 |
| Other current assets | 479,390 | 710,085 |
| Total current assets | 12,860,492 | 12,863,389 |
| PROPERTY AND EQUIPMENT, at cost | 4,201,368 | 3,657,601 |
| Less-accumulated depreciation and amortization | (2,858,869) | (2,494,732) |
| Property and equipment, net | 1,342,499 | 1,162,869 |
| GOODWILL, net of accumulated amortization of $1,583,000 and $1,367,000 in 2001 and 2000, respectively | 4,535,412 | 4,765,092 |
| OTHER INTANGIBLES, net of accumulated amortization of $188,000 and $100,000, in 2001 and 2000, respectively | 529,452 | 615,647 |
| OTHER assets | 280,468 | 279,082 |
| | $ 19,548,323 | $ 19,686,079 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT ASSETS: | | |
| Accounts payable | $ 1,303,596 | $ 2,159,910 |
| Accrued expenses and other liabilities | 1,171,152 | 1,290,613 |
| Income taxes payable | 52,662 | 94,795 |
| Notes payable and current maturities of long-term debt | 4,527,904 | 5,759,626 |
| Total current liabilities | 7,055,314 | 9,304,944 |
| DEFERRED INCOME TAXES | 61,647 | 72,473 |
| NOTES PAYABLE AND LONG-TERM DEBT, net of current maturities | 7,691 | 13,025 |
| COMMITMENTS AND CONTINGENCIES | - | - |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock, $0.10 par value; 20,000,000 shares authorized, none issued or outstanding | - | - |
| Common stock, $0.0024 par value; 25,000,000 shares authorized, 9,991,161 and 9,908,161 shares issued and outstanding at 2001 and 2000, respectively | 23,979 | 23,780 |
| Paid-in capital | 4,030,508 | 3,946,608 |
| Retained earnings | 8,478,187 | 6,471,754 |
| Less: Notes receivable - secured by common stock | (71,939) | (120,339) |
| Accumulated other comprehensive loss | (37,064) | (26,166) |
| Total stockholders' equity | 12,423,671 | 10,295,637 |
| | $ 19,548,323 | $ 19,686,079 |

*The accompanying notes are an integral part of these financial statements.*

# THE LEATHER FACTORY, INC.
# CONSOLIDATED STATEMENTS OF INCOME
# FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| NET SALES | $ 37,279,262 | $ 30,095,264 | $ 27,164,399 |
| COST OF SALES | 17,934,935 | 15,147,547 | 14,907,768 |
| Gross profit | 19,344,327 | 14,947,717 | 12,256,631 |
| OPERATING EXPENSES | 15,442,359 | 11,702,633 | 10,346,420 |
| INCOME FROM OPERATIONS | 3,901,968 | 3,245,084 | 1,910,211 |
| OTHER EXPENSE: | | | |
| Interest expense | (458,558) | (617,400) | (923,092) |
| Other, net | (74,924) | (36,379) | 22,788 |
| Total other expense | (533,482) | (653,779) | (900,304) |
| INCOME BEFORE INCOME TAXES | 3,368,486 | 2,591,305 | 1,009,907 |
| PROVISION FOR INCOME TAXES | 1,362,053 | 1,049,985 | 574,851 |
| NET INCOME | $ 2,006,433 | $ 1,541,320 | $ 435,056 |
| NET INCOME PER COMMON SHARE | $ 0.20 | $ 0.16 | $ 0.04 |
| NET INCOME PER COMMON SHARE—*Assuming Dilution* | $ 0.19 | $ 0.15 | $ 0.04 |

*The accompanying notes are an integral part of these financial statements.*

THE LEATHER FACTORY, INC.
# CONSOLIDATED STATEMENTS OF CASH FLOW
# FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 2,006,433 | $ 1,541,320 | $ 435,056 |
| Adjustments to reconcile net income to net cash provided by operating activities- | | | |
| Depreciation and amortization | 730,153 | 582,778 | 567,452 |
| Loss on disposal of assets | 5,588 | 5,089 | - |
| Amortization of deferred financing costs | 45,753 | 44,804 | 225,953 |
| Other | (19,033) | (128) | 13,426 |
| Net changes in assets and liabilities, net of effects of business acquisitions: | | | |
| Accounts receivable-trade, net | (105,957) | 368,848 | (710,186) |
| Inventory | 151,629 | 1,562,274 | (1,851,357) |
| Income taxes | (42,133) | (379,467) | 615,201 |
| Other current assets | 230,695 | 83,990 | (294,684) |
| Accounts payable | (856,314) | (137,686) | 786,849 |
| Accrued expenses and other liabilities | (119,461) | 230,732 | 448,180 |
| Total adjustments | 20,920 | 2,361,234 | (199,166) |
| Net cash provided by operating activities | 2,027,353 | 3,902,554 | 235,890 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchase of property and equipment | (629,773) | (377,840) | (254,274) |
| Payments in connection with business acquired | - | (2,999,159) | - |
| Proceeds from sale of assets | 3,200 | 2,484 | - |
| (Increase) decrease in other assets | (1,386) | 2,519 | 2,235 |
| Other intangible costs | - | - | (8,174) |
| Net cash used in investing activities | (627,959) | (3,371,996) | (260,213) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Net increase (decrease) in revolving credit loans | (1,150,543) | (167,687) | 2,220,664 |
| Proceeds from notes payable and long-term debt | - | - | 150,000 |
| Payments on notes payable and long-term debt | (105,189) | (243,083) | (2,605,453) |
| Increase in cash restricted for payment on revolving credit facility | (101,262) | (72,563) | (85,066) |
| Payments received on notes secured by common stock | 48,400 | 33,077 | 71,334 |
| Deferred financing costs incurred | - | (25,626) | (103,090) |
| Proceeds from issuance of common stock | 84,099 | 45,000 | - |
| Net cash used in financing activities | (1,224,495) | (430,882) | (351,611) |
| NET INCREASE (DECREASE) IN CASH | 174,899 | 99,676 | (375,934) |
| CASH, beginning of period | 234,141 | 134,465 | 510,399 |
| CASH, end of period | $ 409,040 | $ 234,141 | $ 134,465 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Interest paid during the period | $ 443,925 | $ 572,577 | $ 697,996 |
| Income taxes paid during the period, net of (refunds) | 1,414,404 | 1,424,648 | (57,681) |
| NON-CASH INVESTING ACTIVITIES: | | | |
| Equipment acquired under capital lease financing arrangements | $ 18,676 | $ - | $ 217,493 |

*The accompanying notes are an integral part of these financial statements.*

# THE LEATHER FACTORY, INC.
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
# FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

| | Common Stock | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of shares | Par value | Paid-in capital | Retained earnings | Notes receivable - secured by common stock | Accumulated Other Cumulative Loss | Total | Comprehensive Income (Loss) |
| BALANCE, December 31,1998 | 9,853,161 | $ 23,648 | $ 3,901,740 | $ 4,495,378 | $ (224,750) | $ (25,738) | $ 8,170,278 | |
| Payments on notes receivable - secured by common stock | - | - | - | - | 71,334 | - | 71,334 | |
| Net Income | - | - | - | 435,056 | - | - | 435,056 | 435,056 |
| Translation adjustment | - | - | - | - | - | 3,757 | 3,757 | 3,757 |
| BALANCE, December 31, 1999 | 9,853,161 | $ 23,648 | $ 3,901,740 | $ 4,930,434 | $ (153,416) | $ (21,981) | $ 8,680,425 | |
| Comprehensive income for the year ended December 31, 1999 | | | | | | | | $ 438,813 |
| Payments on notes receivable - secured by common stock | - | - | - | - | 33,077 | - | 33,077 | |
| Shares issued - stock options exercised | 55,000 | 132 | 44,868 | - | - | - | 45,000 | |
| Net Income | - | - | - | 1,541,320 | - | - | 1,541,320 | 1,541,320 |
| Translation adjustment | - | - | - | - | - | (4,185) | (4,185) | (4,185) |
| BALANCE, December 31, 2000 | 9,908,161 | $ 23,780 | $ 3,946,608 | $ 6,471,754 | $ (120,339) | $ (26,166) | $10,295,637 | |
| Comprehensive income for the year ended December 31, 2000 | | | | | | | | $ 1,537,135 |
| Payments on notes receivable - secured by common stock | - | - | - | - | 48,400 | - | 48,400 | |
| Shares issued - stock options exercised | 83,000 | 199 | 83,900 | - | - | - | 84,099 | |
| Net Income | - | - | - | 2,006,433 | - - | | 2,006,433 | 2,006,433 |
| Translation adjustment | - | - | - | - | - | (10,898) | (10,898) | (10,898) |
| BALANCE, December 31, 2001 | 9,991,161 | $ 23,979 | $ 4,030,508 | $ 8,478,187 | $ (71,939) | $ (37,064) | $12,423,671 | |
| Comprehensive income for the year ended December 31, 2001 | | | | | | | | $ 1,995,535 |

*The accompanying notes are an integral part of these financial statements.*

## 1. ORGANIZATION AND NATURE OF OPERATIONS

The Leather Factory, Inc. and subsidiaries (the "Company") is engaged in the manufacture and distribution of a broad product line of leather, leather crafts and finished goods, western apparel and related accessory items. The Company operates sales/distribution units in 20 states and Canada. Numerous customers including retailers, wholesalers, assemblers, distributors and other manufacturers geographically disbursed throughout the world purchase the Company's products. The Company also has light manufacturing facilities in Texas and New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

### Inventory

The Company's inventory is valued at the lower of first-in, first-out cost or market and consists of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Finished goods held for sale | $8,025,845 | $8,175,429 |
| Raw Materials and work in process | 1,028,424 | 1,030,469 |
| | $9,054,269 | $9,205,898 |

### Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense when incurred. The cost of assets retired or sold and the related amounts of accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income. Depreciation is determined using the straight-line method over the estimated useful lives as follows:

| | |
|---|---|
| Leasehold improvements | 5-7 years |
| Equipment | 5-10 years |
| Furniture and fixtures | 5-7 years |
| Automobiles | 5 years |

Depreciation expense was $460,741, $358,787; and $347,651 for the years ended December 31, 2001, 2000 and 1999, respectively.

### Goodwill

Goodwill resulting from business purchases accounted for using the purchase method of accounting is being amortized on a straight-line basis over estimated useful lives ranging from ten to forty years. The Company assesses the recoverability of goodwill by determining whether the asset balance can be recovered over its remaining life through undiscounted future operating cash flows of the acquired asset. The amount of impairment, if any, is measured based on projected discounted future operating cash flows.

Amortization expense of $223,894 in 2001, $208,411 in 2000; and $208,913 in 1999 was recorded in operating expenses.

### Revenue Recognition

Sales are recorded when goods are shipped to customers.

### Advertising Costs

With the exception of catalog costs, advertising costs are expensed as incurred. Catalog costs are capitalized and expensed over the estimated useful life of the particular catalog in question, which is typically twelve to eighteen months. Such capitalized costs are included in other current assets and totaled $162,495 and $40,579 at December 31, 2001 and 2000, respectively. Total advertising expense was $2,023,527; $1,353,520 in 2000; and $1,040,671 in 1999.

### Income Taxes

Deferred income taxes result from temporary differences in the basis of assets and liabilities reported for financial statement and income tax purposes.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Earnings Per Share
The Company computes earnings (loss) per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128, *Earnings per Share ("SFAS 128")*. SFAS No. 128 requires the disclosure of both "basic" and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants and their equivalents is calculated using the treasury stock method. Unearned shares held by the Employees' Stock Ownership Plan are deemed not to be outstanding for earnings per share calculations.

### Accounting Estimates
The consolidated financial statements include estimates and assumptions made by management that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### Long-Lived Assets
SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events indicate that the carrying amount of an asset may not be recoverable. The Company determined that as of December 31, 2001 and 2000, it had no long-lived assets that met the impairment criteria of SFAS No. 121.

### Stock-Based Compensation
SFAS No. 123, *Accounting for Stock-Based Compensation*, establishes financial accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company has elected to continue to use Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations, in accounting for its stock option plans.

### Foreign Currency Translation
Foreign currency translation adjustments arise from activities of the Company's Canadian operations. Results of operations are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end exchange rates. Foreign currency translation adjustments of assets and liabilities are recorded in stockholders' equity.

### Comprehensive Income
Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with stockholders. The accumulated balance of foreign currency translation adjustments is presented in the consolidated financial statements as "accumulated other comprehensive income or loss".

## 3. OTHER CURRENT ASSETS

*Other current assets consisted of the following at December 31:*

| | 2001 | 2000 |
|---|---|---|
| Accounts receivable – employees | $ 40,550 | $ 106,370 |
| Accounts receivable – other | 29,546 | 360,029 |
| Prepaid expenses | 349,242 | 177,535 |
| Other | 60,052 | 66,151 |
| | $ 479,390 | $ 710,085 |

## 4. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Accrued bonuses | $ 706,696 | $ 784,528 |
| Accrued payroll | 146,730 | 118,138 |
| Accrued ESOP contribution | 25,0008 | 6,000 |
| Sales and payroll taxes payable | 55,482 | 52,851 |
| Other | 237,244 | 249,096 |
| | $ 1,171,152 | $ 1,290,613 |

## 5. NOTES PAYABLE AND LONG-TERM DEBT

On November 19, 1999, the Company entered into a Credit and Security Agreement, as amended, with Wells Fargo Business Credit, Inc. ("WFBC"), pursuant to which WFBC agreed to provide a credit facility of up to $8,650,000 in debt (the "Debt Facility"). The Debt Facility has a three-year term and is made up of a revolving credit facility and a $150,000 term note. The term note was paid in full on May 1, 2000.

At December 31, 2001 and 2000, the amounts outstanding under the above agreements and other long-term debt consisted of the following:

| | 2001 | 2000 |
|---|---|---|
| Credit and Security Agreement with WFBC – collateralized by all of the assets of the Company; payable as follows: | | |
| Revolving Note dated November 19, 1999 in the maximum principal amount of $8,500,000 with revolving features as more fully described below – interest due monthly at prime (4.75% at December 31, 2001); matures November 30, 2002 | $ 4,500,422 | $ 5,650,965 |
| Capital Leases secured by computer equipment – total monthly principal and interest payments of $9,896 at approximately 12% interest; maturing in February 2002 to February 2004 | 35,173 | 121,686 |
| | 4,535,595 | 5,772,651 |
| Less - Current maturities (see below) | 4,527,904 | 5,759,626 |
| | $ 7,691 | $ 13,025 |

The Company periodically has outstanding letters of credit for inventory purchase commitments with terms ranging from sight to 90 days. As of December 31, 2001, there were no letters of credit outstanding.

Pursuant to the Credit and Security Agreement with WFBC, the overall combined borrowings under the Revolving Credit Loan and outstanding balance on letters of credit is limited to a combined amount of $8,500,000. Of the $8,500,000 limit, letters of credit cannot exceed $500,000. The unused portion of the letter of credit limit can be utilized for borrowings, up to the limits imposed for the indebtedness. Total borrowings under this arrangement are subject to a percentage of trade accounts receivable and inventory reduced by the outstanding balance of letters of credit and any required reserves. The unused portion of the credit facility at December 31, 2001 and 2000 was $757,173 and $884,759, respectively.

The terms of the Debt Facility contain various covenants which among other things require the Company to maintain a certain level of income and book net worth and limit capital expenditures. Other covenants prohibit the Company from incurring indebtedness except as permitted by the terms of the Debt Facility, from declaring or paying cash dividends upon any of its stock and from entering into any new business or making material changes in any of the Company's business objectives, purposes or operations.

Scheduled maturities of the Company's notes payable and long-term debt are as follows:

| | |
|---|---|
| 2002 | $ 4,527,904 |
| 2003 | 6,557 |
| 2004 | 1,134 |
| 2005 | - |
| | $ 4,535,595 |

On March 20, 2002, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Minnesota, N.A. ("Wells Fargo"), which replaced the Company's previous borrowing arrangement with WFBC. The Credit Facility consists of a maximum revolving line of credit of $7,500,000. The revolver bears interest at prime and matures on November 30, 2004. The agreement contains covenants similar to that of the WFBC Debt Facility regarding net income and book net worth levels, capital expenditure limits, and the prohibition of declaring or paying cash dividends.

## 6. EMPLOYEE BENEFIT PLAN

The Company has an Employee Stock Ownership Plan (the "Plan") for employees with at least one year of service (as defined by the Plan) and who have reached their 21st birthday. Under the Plan, the Company makes annual cash or stock contributions to a trust for the benefit of eligible employees. The trust invests in shares of the Company's common stock. The amount of the Company's annual contribution is discretionary. Benefits under the Plan are 100% vested after three years of service and are payable upon termination of employment as defined by the Plan. In the event of death, disability or retirement, the participant's accrued benefit becomes 100% non-forfeitable and is distributed as defined by the Plan.

The Company applies *Statement of Position 93-6 (SOP 93-6"), "Employers' Accounting for Employee Stock Ownership Plans," of the* Accounting Standards Division of the American Institute of CPAs. During 2001, 2000 and 1999, respectively, the Company contributed $277,892, $249,017; and $208,214 in cash as current year contributions to the plan and recognized compensation expense related to these payments.

The following table summarizes the number of shares held by the Plan and the market value as of December 31, 2001, 2000, and 1999:

| | No. of Shares | | | Market Value | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| Allocated | 895,928 | 808,539 | 598,132 | $1,863,530 | $ 808,539 | $ 486,281 |
| Unearned | - | - | - | - | - | - |
| Total | 895,928 | 808,539 | 598,132 | $1,863,530 | $ 808,539 | $ 486,281 |

The Company currently offers no postretirement or postemployment benefits to its employees.

## 7. SIGNIFICANT BUSINESS CONCENTRATIONS AND RISK

### Major Customers

The Company's revenues are derived from a diverse group of customers primarily involved in the sale of leather crafts and western apparel items. While no single customer accounts for more than 10% of the Company's consolidated revenues in 2001, 2000 and 1999, sales to the Company's five largest customers represented 15%, 14% and 19%, respectively, of consolidated revenues in those years. While management does not believe the loss of one of these customers would have a negative impact on the Company's operations, it does believe the loss of several of these customers simultaneously or a substantial reduction in sales generated by them could temporarily affect the Company's operating results.

### Major Vendors

The Company purchases a significant portion of its inventory through one supplier. Due to the number of alternative sources of supply, loss of this supplier would not have an adverse impact on the Company's operations.

### Credit Risk

Due to the large number of customers comprising the Company's customer base, concentrations of credit risk with respect to customer receivables are limited. At December 31, 2001 and 2000, 23% and 18%, respectively, of the Company's consolidated accounts receivable were due from three nationally recognized retail chains. The Company does not generally require collateral for accounts receivable, but performs periodic credit evaluations of its customers and believes the allowance for doubtful accounts is adequate. It is management's opinion that if any one or a group of customer receivable balances should be deemed uncollectible, it would not have a material adverse effect on the Company's results of operations and financial condition.

## 8. INCOME TAXES

The provision for income taxes consists of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current provision: | | | |
| Federal | $ 1,154,847 | $ 849,994 | $ 370,053 |
| State | 218,717 | 191,070 | 207,171 |
| | 1,373,564 | 1,041,064 | 577,224 |
| Deferred provision (benefit): | | | |
| Federal | (11,299) | 7,418 | (2,373) |
| State | (212) | 1,503 | - |
| | (11,511) | 8,921 | (2,373) |
| | $ 1,362,053 | $1,049,985 | $ 574,851 |

The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred income tax assets: | | |
| Allowance for doubtful accounts | $ 28,450 | $ 33,621 |
| Capitalized inventory costs | 90,942 | 88,575 |
| Accrued expenses, reserves, and other | 8,719 | 8,606 |
| Total deferred income tax assets | 128,111 | 130,802 |
| Deferred income tax liabilities: | | |
| Property and equipment depreciation | 55,750 | 63,395 |
| Goodwill and other intangible assets amortization | 12,577 | 11,643 |
| Tax effect of translation adjustment and other | (6,680) | (2,565) |
| Total deferred income tax liabilities | 61,647 | 72,473 |
| Net deferred tax asset | $ 66,464 | $ 58,329 |

The effective tax rate differs from the statutory rate as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory rate | 34% | 34% | 34% |
| State and local taxes | 3% | 7% | 20% |
| Non-deductible goodwill amortization | 2% | 3% | 8% |
| Other | 1% | (3%) | (5%) |
| Effective rate | 40% | 41% | 57% |

## 9. COMMITMENTS AND CONTINGENCIES

### Operating Leases

The Company's primary office facility and warehouse are leased under a five-year lease agreement that expires in March 2003. Rental agreements for the sales/distribution units expire on dates ranging from October 2002 to March 2007. The Company's lease agreement for the manufacturing facility in Long Island City, New York, expires on June 30, 2003.

Rent expense on all operating leases for the years ended December 31, 2001, 2000 and 1999, was $1,299,582, $1,106,171; and $1,047,882, respectively.

### Capital Leases

The Company leases certain computer equipment under capital lease agreements. Assets subject to the agreements totaling $365,252 and $346,601 and related accumulated depreciation of $249,470 and $177,929 are included in property and equipment as of December 31, 2001 and 2000, respectively.

### Commitments

Future minimum lease payments under capital and noncancelable operating leases at December 31, 2001 were as follows:

| Year ending December 31: | Capital Leases | Operating Leases |
|---|---|---|
| 2002 | $ 28,564 | $ 1,360,546 |
| 2003 | 6,859 | 962,731 |
| 2004 | 1,143 | 536,531 |
| 2005 | - | 370,118 |
| 2006 and thereafter | - | 241,938 |
| Total minimum lease payments | 36,566 | $3,471,864 |
| Less amount representing interest | 1,393 | |
| Present value of net minimum capital lease payments | 35,173 | |
| Less current installments of minimum capital lease payments | 27,482 | |
| Long-term capital lease obligations, excluding current installments | $ 7,691 | |

### Litigation

The Company is involved in various litigation that arise in the ordinary course of its business and operations. There are no such matters pending that the Company expects to have a material impact on its financial position and results of operations.

## 10. EARNINGS PER SHARE

*The following table sets forth the computation of basic and diluted earnings per share:*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $ 2,006,433 | $ 1,541,320 | $ 435,056 |
| Numerator for basic and diluted earnings per share | 2,006,433 | 1,541,320 | 435,056 |
| Denominator: | | | |
| Denominator for basic earnings per share – weighted-average shares | 9,976,181 | 9,875,606 | 9,853,161 |
| Effect of dilutive securities: | | | |
| Stock options | 265,621 | 134,300 | 5,019 |
| Warrants | 207,504 | 172,897 | 31,918 |
| Dilutive potential common shares | 473,125 | 307,197 | 36,937 |
| Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions | 10,449,306 | 10,182,803 | 9,890,098 |
| Basic earnings per share | $ 0.20 | $ 0.16 | $ 0.04 |
| Diluted earnings per share | $ 0.19 | $ 0.15 | $ 0.04 |

*For additional disclosures regarding the employee stock options and the warrants, see note 11. The net effect of converting stock options to purchase 844,000 and 452,000 shares of common stock at option prices less than the average market prices has been included in the computations of diluted EPS for the years ended December 31, 2001 and 2000, respectively.*

## 11. STOCKHOLDERS' EQUITY

### Stock Option Plans

*1995 Stock Option Plan*

In connection with its 1995 Stock Option Plan for officers and key management employees, the Company has outstanding options to purchase its common stock. The plan provides for the granting of either qualified incentive stock options or non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest over a five-year period. The Company has reserved 1,000,000 shares of common stock for issuance under this plan.

*1995 Director Non-Qualified Stock Option Plan*

In connection with its 1995 Director Non-qualified Stock Option Plan for non-employee directors, the Company has outstanding options to purchase its common stock. The plan provides for the granting of non-qualified options at the discretion of the Compensation Committee of the Board of Directors. Options are granted at the fair market value of the underlying common stock at the date of grant and vest after six months. The Company has reserved 100,000 shares of common stock for issuance under this plan.

*Stock Option Summary*

All options expire ten years from the date of grant and are exercisable at any time after vesting. Of the combined 1,100,000 shares available for issuance under the two plans, at December 31, 2001, 2000 and 1999, there were 116,000; 587,000; and 647,000; respectively, in un-optioned shares available for future grants.

A summary of stock option transactions for the years ended December 31, 2001, 2000, and 1999, is as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Option Shares | Weighted Average Exercise Price | Option Shares | Weighted Average Exercise Price | Option Shares | Weighted Average Exercise Price |
| Outstanding at January 1 | 458,000 | $ 0.814 | 453,000 | $ 0.779 | 543,000 | $ 0.758 |
| Granted | 477,000 | 1.361 | 60,000 | 0.958 | 10,000 | 0.690 |
| Forfeited or expired | (6,000) | 0.751 | - | - | (100,000) | 0.656 |
| Exchanged | - | - | - | - | - | - |
| Exercised | (83,000) | 0761 | (55,000) | 0.676 | - | - |
| Outstanding at December 31 | 846,000 | $ 1.128 | 458,000 | $ 0.814 | 453,000 | $ 0.779 |
| Exercisable at end of year | 844,000 | $ 1.123 | 358,000 | $ 0.820 | 318,000 | $ 0.813 |
| Weighted-average fair value of Options granted during year | $ 0.81 | | $ 0.61 | | $ 0.45 | |

The following table summarizes outstanding options into groups based upon exercise price ranges at December 31, 2001:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Exercise Price Range | Option Shares | Weighted Average Exercise Price | Weighted Average Maturity (Years) | Option Shares | Weighted Average Exercise Price | Weighted Average Maturity (Years) |
| $0.75 or Less | 42,000 | $ 0.584 | 6.29 | 42,000 | $ 0.584 | 6.29 |
| More than $0.75 and Less Than $1.00 | 315,000 | 0.832 | 4.54 | 315,000 | 0.832 | 4.54 |
| More than $1.00 | 489,000 | 1.365 | 9.67 | 487,000 | 1.358 | 9.69 |
| | 846,000 | $ 1.128 | 7.59 | 844,000 | $ 1.123 | 7.60 |

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method. The fair value for these options was estimated at the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.50% in 2001; 5.75% in 2000; and 5.88% in 1999; dividend yields of 0% for all years; volatility factors of .780 for 2001, .821 for 2000, and .851 for 1999; and an expected life of the valued options of 5 years for all years other than some exchanged options reissued in 1997 which had an expected remaining life of 4 years.

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, and changes in these input assumptions can materially affect the fair value estimate they produce. Because of this, it is management's opinion that existing models do not necessarily provide a reliable single measure of fair value for the Company's stock options. For pro forma disclosures, the estimated fair values determined by the model are being amortized to expense on a straight-line basis over the options vesting period as adjusted for estimated forfeitures. The Company's pro forma information follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Pro forma net income | $ 1,977,894 | $ 1,419,693 | $ 277,780 |
| Pro forma net income per common share | $ 0.20 | $ 0.14 | $ 0.03 |
| Pro forma net income per common share—*Assuming Dilution* | $ 0.19 | $ 0.14 | $ 0.03 |

**Warrants**

In connection with the issuance of a Subordinated Debenture in 1997, which has since then been satisfied in its entirety, the Company issued warrants to acquire up to 100,000 shares of Common Stock at $.54 per share to certain unrelated individuals. The warrants may be exercised at anytime until expiration on November 21, 2002.

Warrants to acquire up to 200,000 shares of common stock at approximately $0.44 per share were issued in conjunction with a consulting agreement to an unrelated individual in August 1998. The warrants may be exercised at anytime until expiration on August 3, 2003.

**Notes Receivable Secured by Common Stock**

During 1996, the Company purchased certain notes from a financial institution that are collateralized by the Company's common stock. These notes relate to shares issued under the Company's 1993 Non-Qualified Incentive Stock Option Plan. These notes, as renewed in 2000, are due from certain individuals including officers and other members of management, require monthly payments, and have maturity dates of December 31, 2002.

## 12. BUSINESS ACQUISITION

In November 2000, the Company acquired the assets, primarily accounts receivable, inventory, fixtures, and equipment, of TLC Direct, Inc. and Tandy Leather Dealer, Inc. (dba Tandy Leather Company), a distributor of leather and related products located in Fort Worth, Texas. Additionally, the Company acquired the exclusive right to certain trademarks associated with the Tandy Leather business. The total purchase price for the operating and intangible assets was approximately $3.3 million, subject to adjustment. The purchase price was paid in the form of cash, funded with proceeds from the Company's revolving credit facility (see note 5), and the assumption of certain liabilities. The transaction was accounted for under the purchase method of accounting and the purchase price was allocated to the net assets acquired based on their estimated fair values. The excess of cost over the fair value of net assets acquired, before adjustment, totaled approximately $410,000 and was recorded as goodwill as of the acquisition date. The purchase price adjustment, as defined in the Asset Purchase Agreement between the buyer and seller, was computed at approximately $200,000 and subsequently reduced the goodwill amount previously recorded. The operations of the acquired business have been included in the company's financial statements beginning December 1, 2000.

The following pro forma information (unaudited) has been prepared as if the acquisition of Tandy Leather had occurred at the beginning of each of the years ended December 31, 2000 and 1999. Such information is not necessarily reflective of the actual results that would have occurred had the acquisition occurred on those dates.

| | 2000 | 1999 |
|---|---|---|
| Net Sales | $ 36,708,000 | $ 43,996,000 |
| Net Income (loss) | $ 1,637,000 | $ (4,327,000) |
| Net Income (loss) per common share | $ 0.17 | $ (0.44) |
| Net Income (loss per common share – assuming dilution | $ 0.16 | $ (0.44) |

## 13. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by chief operating decision makers in deciding how to allocate resources and in accessing performance.

The Company identifies its segments based on the activities of three distinct businesses: The Leather Factory, which sells product to both wholesale and retail customers, consists of a chain of sales/distribution units located in the United States and Canada; Tandy Leather Company, which sells product throughout the United States via the Internet and mail-order, and internationally through authorized dealers; and Roberts, Cushman & Company, which manufactures decorative hat trims sold directly to hat manufactures and distributors.

The Company previously defined its operations as consisting of a single reporting segment as provided for under the aggregation criteria of SFAS No. 131. During 2000, the Company revised its presentation of segment information to reflect the Company initiative to establish strategic business units.

The Company's reportable operating segments have been determined as separately identifiable business units. The Company measures segment earnings as operating earnings, defined as income before interest and income taxes. The "Tandy Leather Company" column for the year ended December 31, 2000 contains operating results beginning after its November 30, 2000 acquisition.

| | The Leather Factory | Tandy Leather Company | Roberts, Cushman & Co | Total |
|---|---|---|---|---|
| For the year ended December 31, 2001 | | | | |
| Net Sales | $ 28,711,006 | $ 6,606,090 | $ 1,962,166 | $ 37,279,262 |
| Gross Profit | 15,074,323 | 3,708,691 | 561,313 | 19,344,327 |
| Operating earnings | 3,719,517 | 281,998 | (99,547) | 3,901,968 |
| Interest expense | (457,549) | (1,009) | - | (458,558) |
| Other, net | (74,799) | (125) | - | (74,924) |
| Income before income taxes | 3,187,169 | 280,864 | (99,547) | 3,368,486 |
| Depreciation and amortization | 474,114 | 103,118 | 152,921 | 730,153 |
| Fixed Asset additions | 454,809 | 172,434 | 2,530 | 629,773 |
| Total assets | $ 12,322,754 | $ 2,333,639 | $ 4,891,930 | $ 19,548,323 |
| For the year ended December 31, 2000 | | | | |
| Net Sales | $ 27,060,406 | $ 575,635 | $ 2,459,223 | $ 30,095,264 |
| Gross Profit | 13,735,454 | 252,453 | 959,810 | 14,947,717 |
| Operating earnings (loss) | 2,991,804 | (43,724) | 297,004 | 3,245,084 |
| Interest expense | (617,400) | - | - | (617,400) |
| Other, net | (36,280) | - | (99) | (36,379) |
| Income (loss) before income taxes | 2,338,124 | (43,724) | 296,905 | 2,591,305 |
| Depreciation and amortization | 423,313 | 4,895 | 154,570 | 582,778 |
| Fixed Asset additions | 332,319 | 37,477 | 8,044 | 377,840 |
| Total assets | $ 10,783,149 | $ 3,688,976 | $ 5,213,954 | $ 19,686,079 |
| For the year ended December 31, 1999 | | | | |
| Net Sales | $ 24,735,228 | - | $ 2,429,171 | $ 27,164,399 |
| Gross Profit | 11,449,475 | - | 807,156 | 12,256,631 |
| Operating earnings (loss) | 1,924,631 | - | (14,420) | 1,910,211 |
| Interest expense | (923,092) | - | - | (923,092) |
| Other, net | 23,093 | - | (305) | 22,788 |
| Income (loss) before income taxes | 1,024,632 | - | (14,725) | 1,009,907 |
| Depreciation and amortization | 411,995 | - | 155,457 | 567,452 |
| Fixed Asset additions | 248,264 | - | 6,010 | 254,274 |
| Total assets | $ 12,707,527 | - | $ 5,513,248 | $ 18,220,775 |

## 13. SEGMENT INFORMATION (continued)

Net sales for geographic areas was as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| United States | $ 35,193,935 | $ 28,964,542 | $ 25,847,946 |
| All other countries | 2,085,327 | 1,130,722 | 1,316,453 |
| | $ 37,279,262 | $ 30,095,264 | $ 27,164,399 |

Geographic sales information is based on the location of the customer. Net sales from no single foreign country was material to the Company's consolidated net sales for the years ended December 31, 2001, 2000 and 1999.

## 14. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001 the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other intangible Assets ("SFAS 142").

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be reported and recognized apart from goodwill. The adoption of SFAS 141 had no impact on the Company's consolidated financial statements.

SFAS 142 changes the accounting for goodwill and other intangible assets subsequent to their initial recognition. Under SFAS 142, goodwill and intangible assets other than goodwill with indefinite lives are no longer amortized, rather they will be subject to a periodic impairment test based on their fair value. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Amortization of goodwill and other intangible assets with indefinite lives will cease January 1, 2002, the date the Company is required to adopt this standard. The Company is currently evaluating the impact of adopting this new standard and currently cannot estimate the effect on the Company's consolidated financial statements beyond discontinuing amortization.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets ("SFAS 144"), which addresses accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. SFAS 144 requires that long-lived assets to be disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. The Company will adopt the provision of SFAS 144 effective January 1, 2002, applied prospectively. Adoption of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

## 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

**Cash, accounts receivable-trade and accounts payable**
The carrying amount approximates fair value because of the short maturity of those instruments.

**Notes payable and long-term debt**
The interest rates on the Company's notes payable and long-term debt fluctuate with changes in the prime rate and are the rates currently available to the Company; therefore, the carrying amount of those instruments approximates their fair value.

## 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

| 2001 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 9,372,613 | $ 9,359,893 | $ 9,198,401 | $ 9,348,355 |
| Gross profit | 4,884,216 | 4,978,795 | 4,611,574 | 4,869,742 |
| Net income | 497,283 | 621,910 | 396,529 | 490,711 |
| Net income per common share: | | | | |
| Basic | 0.05 | 0.06 | 0.04 | 0.05 |
| Diluted | 0.05 | 0.06 | 0.04 | 0.05 |
| Weighted average number of common shares outstanding: | | | | |
| Basic | 9,949,494 | 9,971,952 | 9,991,052 | 9,991,161 |
| Diluted | 10,204,608 | 10,329,817 | 10,656,859 | 10,656,968 |

## 16. QUARTERLY FINANCIAL DATA (UNAUDITED) (continued)

| 2000 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Net sales | $ 7,405,557 | $ 7,602,405 | $ 7,374,556 | $ 7,712,746 |
| Gross profit | 3,570,591 | 3,801,033 | 3,713,560 | 3,862,533 |
| Net income | 383,942 | 493,394 | 315,099 | 348,885 |
| Net income per common share: | | | | |
| Basic | 0.04 | 0.05 | 0.03 | 0.04 |
| Diluted | 0.04 | 0.05 | 0.03 | 0.03 |
| Weighted average number of common shares outstanding: | | | | |
| Basic | 9,859,754 | 9,873,161 | 9,876,422 | 9,887,509 |
| Diluted | 10,121,206 | 10,187,427 | 10,199,164 | 10,217,418 |

*****************************************************************************

# REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Leather Factory, Inc.

We have audited the accompanying consolidated balance sheets of The Leather Factory, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Leather Factory, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Hein + Associates LLP

Hein + Associates LLP

Dallas, Texas
February 4, 2002

The Leather Factory, Inc. is a Delaware corporation whose common stock trades on the American Stock Exchange under the symbol "TLF." The Company was first incorporated under the laws of the State of Colorado in 1984 and reincorporated under the laws of the State of Delaware in June 1994.

We are an international marketer and wholesale distributor of a broad line of leather and related products, including leather, leatherworking tools, buckles and adornments for belts, leather dyes and finishes, shoe repair supplies, saddle and tack hardware, and do-it-yourself kits. Also, we manufacture and distribute fancy hat trims, leather lacing and kits. The Company distributes its products through 30 sales and distribution units located throughout the U.S. and Canada and through its subsidiary, Tandy Leather Company, via 2 retail stores and mail/telephone/website orders (**www.tandyleather.com**).

The Company sells its products worldwide and is managed on a business entity basis, with those businesses being The Leather Factory ("Leather Factory"), Tandy Leather Company ("Tandy" or "Tandy Leather"), and Roberts, Cushman & Company, Inc. ("Cushman"). See Note 13 *Segment Information* to the Consolidated Financial Statements for financial and additional information concerning the Company's segments.

We frequently introduce new products either through our own manufacturing capability or by purchasing from vendors. The Company holds a substantial number of copyrights for its designs. These designs have been incorporated throughout the Company's product line as a means of increasing its competitive advantage.

Late in 2001, the Company announced its plans to open retail stores under the Tandy Leather name. The Tandy Leather retail store concept differs from that of a traditional Leather Factory store. Tandy stores are designed to attract walk-in retail customers primarily, while Leather Factory stores, although they can and do service retail customers, generally tend to target wholesale customers.

As part of its original strategy to develop a multi-location chain of wholesale units, the Company has made numerous acquisitions in prior years. These acquisitions have included the purchase of six wholesale units from Brown Group, Inc. in 1985. The Company also acquired several businesses located throughout the United States that distribute shoe-related supplies to the shoe repair and shoe store industry. In 1995, the Company purchased Cushman, a leading producer of hat trims. In 1996, the Company acquired all of the issued and outstanding capital stock of its Canadian distributor, The Leather Factory of Canada, Ltd. In November 2000, the Company acquired the operating assets of two subsidiaries of Tandycrafts, Inc. to form the Tandy Leather Company subsidiary.

No single customer's purchases represent more than 10% of the Company's total sales in 2001. Approximately 5% of our 2001 sales were export sales.

The Company's principal offices are located at 3847 East Loop 820 South, Fort Worth, Texas 76119, and its phone number is (817) 496-4414.

The Company is a leading provider of leather and leathercraft-related items and headwear trims. Its products are sold worldwide through wholesale distribution channels and direct-to-consumer channels through the Leather Factory Units, Tandy Leather's retail stores, mail order and Internet, and directly to headwear manufacturers (Cushman only). As described above, the Company is organized into three related operating segments: Leather Factory, Tandy Leather, and Cushman.

## Results of Operations

The following tables present selected financial data of each of the Company's three segments for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Sales | Operating Income | Sales | Operating Income | Sales | Operating Income |
| Leather Factory | $ 28,711,006 | $ 3,719,157 | $ 27,060,406 | $ 2,991,804 | $ 24,735,229 | $ 1,924,631 |
| Tandy Leather* | 6,606,090 | 281,998 | 575,635 | (43,724) | - | - |
| Cushman | 1,962,166 | (99,547) | 2,459,223 | 297,004 | 2,429,170 | (14,420) |
| Total Operations | $ 37,279,262 | $ 3,901,968 | $ 30,095,264 | $ 3,245,084 | $ 27,164,399 | $ 1,910,211 |

*The Tandy Leather assets were acquired in November 2000.

## Analysis of 2001 Compared to 2000

Consolidated net sales for 2001 increased $7.2 million, or 23.9%, compared to 2000. Tandy contributed $6.0 million to the increase as 2001 included a full year of Tandy's operations, while 2000 only included December operations. Leather Factory added an additional $1.7 million in sales in 2001, partially offset by a sales decline at Cushman of $500,000. The Company experienced an increase in operating income of 20.2% from 2000 to 2001, due primarily to an overall improvement in gross profit margins.

| | 2001 | 2000 | $ Change | % Change |
|---|---|---|---|---|
| Net sales | $ 37,279,262 | $ 30,095,264 | $ 7,183,998 | 23.87% |
| Cost of sales | 17,934,935 | 15,147,547 | 2,787,388 | 18.40% |
| Gross profit | 19,344,327 | 14,947,716 | 4,396,610 | 29.41% |
| Operating expense | 15,442,359 | 11,702,633 | 3,739,727 | 31.96% |
| Operating income | 3,901,968 | 3,245,084 | 656,883 | 20.24% |
| Other (income) expense | 533,482 | 653,778 | (120,296) | (18.40%) |
| Income before income taxes | 3,368,486 | 2,591,305 | 777,180 | 29.99% |
| Income tax provision | 1,362,053 | 1,049,986 | 312,068 | 29.72% |
| Net income | $ 2,006,433 | $ 1,541,320 | $ 465,111 | 30.18% |

## Leather Factory Operations

Net sales for Leather Factory, which is comprised of 30 sales/distribution Units as of December 2001, increased 6.1%. The four new Units opened in late 2000 and 2001 contributed a significant portion (77.8%) of the sales increase; while same Unit sales increased 22.2% from 2000 to 2001.

We monitor sales via several different categories – one being customer groups. Our customer groups are generally defined as follows:

| Customer Group | Group Characteristics |
|---|---|
| • Retail | End users, consumerrs, individuals |
| • Institution | Prisons, prisoners, hospitals, schools, YMCA, Boy Scouts, etc. |
| • Wholesale | Saddle & tack stores, resellersand distributors, shoe-findings and repair shops, dealers, etc. |
| • Craft | Craft stores (individually owned) and craftstore chains |
| • Midas | Small manufacturers |
| • ASC | Authorized sales Centers |
| • Export | Foreign customers (outside the United States) |

The majority of the overall sales increase was to our Craft customers. Our Retail sales, while holding steady at 20% of our total sales, increased in dollars by 8% over last year's retail sales. We experienced sales declines in our Institution and Midas markets, but compensated by gains in the Wholesale, ASC, and Export groups.

Operating income for the Leather Factory increased by $728,000 and improved the operating margin to net sales from 11.1% in 2000 to 12.9% in 2001. The increase in operating income results from improved gross profit margins as well as a slight improvement in operating efficiency. Operating expenses decreased slightly (0.42%) as a percentage of sales. Management's target for Leather Factory's operating expenses as a percentage of sales is 40% or less and that target was met for 2001.

Gross margin as a percentage of sales improved by 1.75 points primarily as a result of the changes we made in sourcing product — purchasing from different vendors at a lower price. Our product mix is made up of approximately 2,800 items that can be grouped into categories as follows:

- Liquids
- Tools
- Buckles
- Hardware
- Leather
- Accents
- Thread
- Books & Videos
- Kits

Leather represents approximately 40% of our inventory (in dollars) at any given time and also represents approximately 40% of our sales. However, we earn the smallest amount of gross profit margin on the leather we sell — for 2001 and 2000, gross profit margin on leather sold was approximately 38%. The improvement in our margins comes from the items sold from the other categories. These other categories earned gross profit margins ranging from 49.4% to 64.0% in 2001, and 49.8% to 56.9% in 2000. The fluctuation in gross margins occurs primarily as a result of the mix of product categories sold and the correlating profit margins of those categories.

## Tandy Leather Operations

Tandy Leather was acquired by the Company in November 2000; therefore our results for 2000 only included one month's operation for Tandy Leather. In 2001, Tandy operated strictly as an order fulfillment house for orders generated via phone, fax, mail order, and Internet. Our 2001 sales target was $7.0 million, based on Tandy's annual sales prior to acquisition. Tandy missed that target by $394,000. However, we discovered early in the year that some of Tandy's sales were at very low profit margins and, in a few cases, were below cost. We quickly adjusted selling prices to eliminate these low-margin sales problems and as a result, gave up some sales from customers who were not willing to pay the new prices. As a result, even though Tandy's 2001 sales were slightly below expectation, we improved gross profit margins by over 12 percentage points.

Currently, Tandy tracks its sales by customer groups – Retail (individual hobbyists primarily), Dealers (which is comparable to Leather Factory's Authorized Sales Centers), Institution (prisons, prisoners, and hospitals), Youth (schools, camps, etc.), and Wholesale (resellers and manufacturers). While we do not have enough financial history to compare categorical sales in 2001 to prior years, our 2001 sales were made up of the following mix: Retail 53%; Dealers 18%, Wholesale 14%, Institution 8%, Youth 7%.

Operating expenses as a percentage of sales were held virtually constant from 2000 to 2001 at 51.8%. While Tandy's cost of operations is expected to be higher than that of Leather Factory due to the higher costs associated with targeting the retail market as compared to the wholesale market, we still believe that Tandy can operate more efficiently and will continue to work toward that end.

In the first quarter of 2002, Tandy opened 2 retail stores via the acquisition of existing leathercraft stores in Oklahoma and Idaho. Management has announced its plans to continue the expansion of Tandy's retail store chain throughout 2002 and beyond, as new store or acquisition opportunities arise and the domestic retail leathercraft market can support new stores. We are committed to a conservative growth plan in that the Company's profits and financial stability are not going to be sacrificed for the sake of quick growth.

## Cushman

Cushman's sales were down 20% in 2001, even though we believe that we continue to gain market share from our competitors because of our commitment to timely delivery of quality product. The primary reason for this decrease is not caused by a reduction in number of trims produced, but in the type of trims produced.

The popularity of the straw hat, which is a more casual hat versus the felt hat, is increasing every year due in part to price paid by the consumer (straw hats are less expensive than felt) and in part to the fashion trends. Historically, straw hats were worn in the spring and summer seasons while felt hats were the hat of choice in the fall and winter. Now it is acceptable to wear straw hats year round. The global warming theory may also contribute to this shift in the headwear trend as straw hats are cooler to wear than felt hats. As a result, the trims being requested by the manufacturers are made from materials other than leather. Leather trims are the most expensive, but generally are not put on straw hats. Therefore, even though we produced as many trims in 2001 as we did in 2000, the selling price of these non-leather trims is much lower than that of the leather trims.

Operating income decreased significantly due primarily to a drop in gross profit margin. In 2001, we sold some trims at substantially-reduced prices for two reasons: (1) the market conditions and trends in the headwear industry in general, and (2) to clear out some of our inventory that does not fit with the fashion trends developing. We reduced our personnel costs late in 2001 to help offset the low gross profit margins. Assuming the headwear industry in general and the hat and trim preferences in particular continue their current trends, we believe we are in a position internally to achieve better results in the future.

## Analysis of 2000 Compared to 1999

Consolidated net sales for 2000 increased $2.9 million, or 10.8%, compared to 1999. Leather Factory contributed $2.3 million to the increase; sales by Tandy Leather contributed $575,000 in December 2000, and Cushman's sales held steady for the year. The Company experienced an increase in operating income of 69.9% from 1999 to 2000 due primarily to the sales increase and an improvement in gross profit margins.

| | 2000 | 1999 | $ Change | % Change |
|---|---|---|---|---|
| Net sales | $ 30,095,264 | $ 27,164,399 | $ 2,930,864 | 10.79% |
| Cost of sales | 15,147,547 | 14,907,768 | 239,779 | 1.61% |
| Gross profit | 14,947,716 | 12,256,631 | 2,691,085 | 21.96% |
| Operating expenses | 11,702,633 | 10,346,420 | 1,356,213 | 13.11% |
| Operating income | 3,245,084 | 1,910,211 | 1,334,872 | 69.88% |
| Other (income) expense | 653,778 | 900,304 | (246,525) | (27.38%) |
| Income before income taxes | 2,591,305 | 1,009,907 | 1,581,399 | 156.59% |
| Income tax provision | 1,049,986 | 574,851 | 475,134 | 82.65% |
| Net income | $ 1,541,320 | $ 435,056 | $ 1,106,263 | 254.28% |

### Leather Factory Operations

Net sales for Leather Factory, which is comprised of 28 sales/distribution units as of December 31, 2000, increased 9.4% over 1999. The four units opened mid-1999 and two units opened late in 2000 contributed 46.1% of the growth, while same store sales increased 39.7% from 1999 to 2000. We also transferred our small finished leather goods division from Cushman to Leather Factory in the spring of 1999 and that division's sales were 14.2% of the Leather Factory sales increase in 2000.

The primary sales growth was generated from the retail customer market (individual hobbyists). Retail sales in 2000 increased 35% from 1999. In years past, we focused our marketing efforts primarily toward the wholesale customer. Beginning in 1999, we began to specifically target retail customers in our direct mail advertising program as well as in our sales/distribution units. As a result, we have experienced significant growth in this market.

Our ASC program generated sales of approximately $1.7 million in 2000, with 145 approved ASC's in the program as of December 31, 2000. This compares to 80 approved ASCs as of December 31, 1999 contributing sales of approximately $900,000 in 1999. Our export sales decreased slightly in 2000 as well as specific wholesale categories (shoe care/repair primarily), but were offset by increases in sales in our other core markets (saddle and tack, small manufacturers, etc).

Operating income from Leather Factory operations increased by $1.1 million and improved the operating margin to net sales from 6.8% in 1999 to 10.4% in 2000. The increase in operating income results from improved gross profit margins. Gross margin as a percentage of sales improved by 4.5 points. This large improvement was the result of the increase in retail sales as retail sales historically produce higher profit margins than that of wholesale sales. Operating expenses increased by $1.15 million or 11.8% of sales. This is due to increases in payroll costs (increased number of employees due to the new sales/distribution units opened in 2000, and increase in managers' bonuses based on profits earned at the units) and advertising costs (increased efforts toward retail customers via direct mailing pieces.)

### Tandy Leather Operations

Tandy Leather was acquired in November 2000 and therefore was included in the Company's consolidated financial statements for December 2000 only. Tandy's sales were $575,000, gross profit was 43.8%, and operating expenses were 51.4% as a percentage of sales. Tandy had an operating loss of $44,000 for the month.

### Cushman

Sales of hat trims increased 4% from 1999 to 2000 even though total 2000 sales were even with sales in 1999 at $2.4 million. (Approximately $70,000 in sales of various finished leather goods are included in the 1999 sales totals. These products have subsequently been transferred to a division of Leather Factory.) In addition to our quality hatbands sold in 2000, we have captured a significant portion of the buckle market for headwear adornments.

Operating income increased $243,000 and improved the operating margin by almost 10% over 1999. The increase in operating income was the result of improved gross profit margins and a reduction in uncollectible accounts written off. In 1999, one of Cushman's customers went out of business rather unexpectedly and as a result, Cushman recorded an unusually large bad debt write-off. A small portion of the amount written off was recovered in 2000 and had no other unusual write-offs of accounts during 2000. Cushman's gross profit margins increased approximately 6% due to the introduction of non-manufactured trims into its product — specifically, Cushman began selling finished (*i.e.* requires no manufacturing on its part) feathers, buckles, etc. to headwear manufacturers. Cushman earns higher margins on this type of product.

## Capital Resources and Liquidity

On November 19, 1999, the Company entered into a Credit and Security Agreement with Wells Fargo Business Credit, Inc. ("WFBC"), in which WFBC agreed to provide a credit facility of up to $8,650,000 (the "Credit Facility"). The Credit Facility has a three-year term and is secured by all of the assets of the Company. The initial borrowings from WFBC were used to refinance the Company's funded indebtedness outstanding at that time.

On November 30, 2000, the Company entered into the First Amendment to the Credit and Security Agreement ("Amendment 1") with WFBC. There, WFBC consented to the Tandy Leather transaction and amended certain financial tests to reflect the acquisition of the Tandy Leather assets, to make previously contemplated extensions of these tests, and to raise the standards required in those tests based on the Company's improved financial performance since the credit agreement was originally signed.

On February 7, 2001, the Company entered into the Second Amendment to the Credit and Security Agreement ("Amendment 2") with WFBC. There, WFBC granted a special accommodation advance of a maximum of $300,000 to be used by the Company as needed through July 2001. At the time of Amendment 2, the Company was anticipating significant cash requirements for payment of income taxes and the annual ESOP contribution and manager bonuses. However, the Company was able to generate adequate cash flow from its operations to meet these annual cash payments and the special accommodation advance was not needed or drawn.

On June 14, 2001, the Company entered into the Third Amendment to the Credit and Security Agreement ("Amendment 3") with WFBC. There, WFBC reduced the interest rate on the revolving credit facility from prime + 1/2% to prime (4.75% at December 31, 2001). In addition, the capital expenditure limit was increased from

$500,000 to $650,000 for 2001 to permit additional expenditures incurred following the acquisition of Tandy Leather. Amendment 3 also waived all defaults that occurred because our capital expenditures exceeded $500,000 before the amendment was put into place.

The Company is currently in compliance with all covenants and conditions contained in the Credit Facility and has no reason to believe that it will not continue to operate in compliance with the provisions of these financing arrangements. The principal terms and conditions of the Credit Facility are described in further detail in Note 5 *Notes Payable and Long-Term Debt* to the Consolidated Financial Statements.

The Company borrows and repays funds under revolving credit terms as needed. Principal balances at the end of each quarter are as follows:

| | |
|---|---|
| 4th Qtr 2000: | $5,650,965 |
| 1st Qtr 2001: | $5,015,611 |
| 2nd Qtr 2001: | $4,462,957 |
| 3rd Qtr 2001: | $4,928,151 |
| 4th Qtr 2001: | $4,500,422 |

Total indebtedness with WFBC (revolving credit line) at the end of 2000 and 2001 as follows:

| 12/31/00 | 12/31/01 |
|---|---|
| Principal: $5,650,965 | Principal: $4,500,422 |
| Accrued Interest: $50,951 | Accrued Interest: $19,657 |

The primary source of liquidity and capital resources during 2001 was cash flow provided by operating activities. Cash flows from operations for 2001 were $2.0 million. The largest portion of the operating cash flow was generated from net income.

Consolidated accounts receivable remained virtually unchanged at $2.3 million at December 31, 2001 compared to $2.2 million at December 31, 2000. Average days to collect accounts improved considerably from 57.30 days in 2000 to 47.86 days in 2001 on a consolidated basis. Individually, Leather Factory and Cushman's days to collect accounts improved by 4.43 and 5.52 days, respectively. Tandy's days to collect accounts was 51.68 days for 2001. Management expects Tandy's average days to collect in 2002 to improve as we continue to collect the delinquent accounts obtained in the Tandy Leather acquisition.

Inventory decreased to $9.0 million at December 31, 2001 from $9.2 million at December 31, 2000. Consolidated inventory turned 4.08 times during 2001, which is an improvement over 2000 (3.64 times) and 1999 (3.45 times). The 2000 rate did not include the impact of Tandy Leather due to the timing of that transaction. Separately, Tandy's inventory turned 4.79 times in 2001, Leather Factory's inventory turned 3.96 times in 2001 and 3.56 times in 2000, and Cushman's inventory turned 3.86 times in 2001 and 4.79 times in 2000.

Accounts payable decreased to $1.3 million at December 31, 2001 from $2.2 million at the end of 2000. The trade payables assumed in connection with the Tandy Leather acquisition at the end of 2000, which caused the December 31, 2000 accounts payable balance to be higher than normal by approximately $400,000, have been paid entirely. In addition, Leather Factory and Cushman's outstanding payables decreased from 2000 to 2001 by an additional $500,000 as a result of stronger cash flow generated from operations.

The Company's current ratio improved at December 31, 2001 to 1.82, compared to 1.38 at December 31, 2000.

The largest use of cash in 2001 was for debt reduction and various capital expenditures. Capital expenditures totaled $630,000 and $378,000 for the years ended December 31, 2001 and 2000, respectively. Capital expenditures in 2001 included $225,000 incurred following the Tandy Leather acquisition for leasehold improvements and additional equipment needed for operations. Of the remaining 2001 capital spending, approximately 75% was for computer equipment and software, including a rather large data warehouse implementation project, and 25% was for office furniture and equipment, and warehouse fixtures and machinery.

The following table summarizes by years our contractual obligations and commercial commitments as of December 31, 2001:

| | |
|---|---|
| Less than 1 yr: | $5,889,532 |
| 1 – 3 years: | 1,877,382 |
| 4 - 5 years: | 241,938 |
| More than 5 years: | 0 |
| Total | $8,008,852 |

## Critical Accounting Policies

Generally accepted accounting principles require the use of management's judgments and estimates in addition to the rules and requirements imposed by the accounting pronouncements. More detailed information about the accounting policies we use is contained in Note 2, *Summary of Significant Accounting Policies,* to our Consolidated Financial Statements included in this annual report. Other accounting policies not discussed here are described there, and readers should review that information carefully. We have summarized below the accounting policies that we believe are most critical to an understanding of the preparation of our financial statements.

We report our financial information on a consolidated basis. Therefore, unless there is an indication to the contrary, financial information is provided for the parent company, The Leather Factory, Inc., and its subsidiaries as a whole. Transactions between the parent company and any subsidiaries are eliminated for this purpose. We own all of the capital stock of our subsidiaries, and we do not have any subsidiaries that are not consolidated. None of our subsidiaries is "off balance sheet".

In 2000, we revised the presentation of our financial information from a single segment to three segments: Leather Factory, Tandy Leather and Cushman. This information is found in Note 13, *Segment Information*, to our Consolidated Financial Statements. Segment information permits readers to review summary information on the operating results and financial condition of these segments.

The inventory shown on our balance sheet is accounted for on the "first in, first out" method. This means that sales of inventory treat the oldest item of identical inventory as being the first sold. If, however, the market value of inventory is less than what we paid for it, the lower market value is recorded on the balance sheet.

As a result of various acquisitions made during the Company's history, the Company has recorded goodwill on its balance sheet and has amortized this goodwill through the end of 2001. In June 2001, the Financial Accounting Standards Board ("FASB") issued a new accounting rule regarding the amortization of goodwill (SFAS No. 142, *Goodwill and Other Intangible Assets).* As a result of that pronouncement, effective January 1, 2002, the amortization of goodwill (and other intangible assets with indefinite lives) will cease and goodwill will be subject to an impairment test based on its fair value.

The majority of the goodwill ($4.5 million) as presented on our consolidated balance sheet at December 31, 2001 is Cushman's. Given that the Cushman's goodwill makes up the majority (80%) of its separate balance sheet assets and the current trends of the industry in which Cushman operates, management has reason to believe that, while projected cash flows have more than substantiated the balance in prior years, it is likely that we will incur an impairment write-down of the goodwill balance based on a fair value assessment. We are unable to determine an amount at this time. The Company has engaged a business valuation firm to determine Cushman's fair value and anticipates determining the write-down amount, if any, prior to the filing of the first quarter 2002 Form 10-Q.

We have never paid a cash dividend on our common stock as we currently intend to retain our earnings for the foreseeable future to provide funds for our business expansion. Our existing credit agreement currently contains covenants that restrict the payment of dividends.

## Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management.

In general, these are predictions or suggestions of future events and statements or expectations of future occurrences. There are certain important risks that could cause results to differ materially from those anticipated by some of the forward-looking statements. Some, but not all, of the important risks which could cause actual results to differ materially from those suggested by the forward-looking statements include, among other things:

- The recent downturn in the economy in the United States, as well as abroad, may cause our sales to decrease or not to increase.
- As a result of the terrorist activities on and after September 11, 2001, consumer buying habits could change and decrease our sales.
- If terrorists choose to target livestock in the United States or abroad for chemical, biological or other attacks, our sources of raw material and inventory could decrease, or these items could become more expensive.
- The prices of hides and leathers also fluctuate in normal times, and these fluctuations can affect the Company.
- If, for whatever reason, the costs of our raw materials and inventory increase, we may not be able to pass those costs on to our customers, particularly if the economy has not recovered from its downturn.
- Other factors could cause either fluctuations in buying patterns or possible negative trends in the craft and western retail markets. In addition, our customers may change their preferences to products other than ours, or they may not accept new products as we introduce them.
- The Company currently buys in 22 countries around the world. War, terrorism, changes in the internal affairs or international relations of these countries (such as events that might affect their Most Favored Nation status with the United States of America) and other uncertainties can disrupt our purchases from abroad.
- We might fail to realize the anticipated benefits of the recent acquisition of the assets of Tandy Leather, the opening of Tandy Leather retail stores or other retail initiatives might not be successful.
- Tax or interest rates might increase. In particular, interest rates are likely to increase at some point from their present low levels. These increases will increase our costs of borrowing funds as needed in our business.
- Any change in the commercial banking environment may affect us and our ability to borrow capital as needed.
- Other uncertainties, which are difficult to predict and many of which are beyond the control of the Company, may occur as well.

The Company does not intend to update forward-looking statements.

# SELECTED FINANCIAL DATA

| **Income Statement Data** | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Net sales | $ 37,279,262 | $ 30,095,264 | $ 27,164,399 | $ 22,163,994 | $ 25,399,116 |
| Cost of sales | 17,934,935 | 15,147,547 | 14,907,768 | 12,428,324 | 14,844,376 |
| Gross profit | 19,344,327 | 14,947,716 | 12,256,631 | 9,735,670 | 10,554,740 |
| Operating expenses | 15,442,359 | 11,702,633 | 10,346,420 | 8,890,045 | 9,365,673 |
| Operating income | 3,901,968 | 3,245,084 | 1,910,211 | 845,625 | 1,189,067 |
| Other expense | 533,482 | 653,778 | 900,304 | 970,340 | 887,543 |
| Income (loss) before income taxes | 3,368,486 | 2,591,305 | 1,009,907 | (124,715) | 301,524 |
| Income tax provision (benefit) | 1,362,053 | 1,049,985 | 574,851 | (85,524) | 231,232 |
| Net income (loss) | $ 2,006,433 | $ 1,541,320 | $ 435,056 | $ (39,191) | $ 70,292 |
| Earnings (loss) per share | 0.20 | 0.16 | 0.04 | (0.00) | 0.01 |
| Earnings (loss) per share- *assuming dilution* | 0.19 | 0.15 | 0.04 | (0.00) | 0.01 |
| Weighted average common shares outstanding for: | | | | | |
| Basic EPS | 9,976,071 | 9,875,606 | 9,853,161 | 9,803,887 | 9,789,358 |
| Diluted EPS | 10,382,874 | 10,182,803 | 9,890,098 | 9,803,887 | 9,791,565 |

| **Balance Sheet Data** | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Total assets | $ 19,548,323 | $ 19,686,079 | $ 18,220,775 | $ 16,029,937 | $ 17,024,549 |
| Notes payable and current Maturities of long term debt | 4,527,904 | 5,759,626 | 6,061,735 | 6,139,327 | 4,650,742 |
| Notes payable and long-term Debt, net of current maturities | 7,691 | 13,025 | 121,686 | 61,389 | 2,602,728 |
| Total Stockholders' Equity | $ 12,423,671 | $ 10,295,637 | $ 8,680,425 | $ 8,170,278 | $ 8,132,646 |

## PRICE RANGE OF COMMON STOCK

*Quoted by quarter for the years ended December 31, 2001 and 2000*

| | **2001** | | **2000** | |
|---|---|---|---|---|
| **Quarter Ended** | **High** | **Low** | **High** | **Low** |
| March 31, | $1.1250 | $0.9000 | $1.6875 | $0.8125 |
| June 30, | $2.2400 | $0.9500 | $1.5000 | $0.9375 |
| September 30, | $3.0000 | $1.8000 | $1.4375 | $0.9375 |
| December 31, | $2.3000 | $1.7500 | $1.5000 | $0.9375 |

There were approximately 637 stockholders of record on March 11, 2002.

# NOTES

# NOTES

# Board of Directors, Executive and Operations Officers

## Directors

Wray Thompson
Chairman of the Board and
Chief Executive Officer

Joseph R. Mannes
Managing director
SAMCO Capital Markets
Dallas, Texas

H.W. Markwardt
Retired Founder and
Chief Operating Officer
Encon Industries, LP
Fort Worth, Texas

Michael A. Markwardt
Retired President
Encon Electric, LP
Fort Worth, Texas

Anthony C. Morton
Vice President and Chief Financial Officer
PYCO Industries, Inc.
Lubbock, Texas

William M. Warren
President
Loe, Warren Rosenfield, Kaitcer & Hibbs, PC
Secretary and
General Counsel of The Leather Factory, Inc.

## Executive Officers and Directors

Wray Thompson
Chairman of the Board and
Chief Executive Officer

Shannon L. Greene
Chief Financial Officer and
Treasurer

Ronald C. Morgan
President and
Chief Operating Officer

Robin L. Morgan
Vice President - Administration

## Operations Officers

Jon W. Thompson
Senior Vice President

Mark J. Angus
Vice President – Merchandising

David L. Ferrill
Vice President – Store Operations

# Stockholder and Other Information

## SEC Form 10-K

STOCKHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K WITHOUT CHARGE (EXCEPT FOR EXHIBITS) BY WRITING TO:

INVESTOR RELATIONS
THE LEATHER FACTORY, INC.
PO BOX 50429
FORT WORTH, TEXAS 76105-0429

**Corporate Headquarters**
The Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119
Phone: 817/496-4414
Facsimile: 817/496-9806

**Transfer Agent**
Securities Transfer Corporation
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034
Phone: 469/633-0101
Facsimile: 469/633-0088

## Stock Exchange Listing

The common stock of The Leather Factory, Inc. is listed on the American Stock Exchange. Ticker symbol: TLF

## Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 23, 2002 in the Superbowl Room at the Wyndham Hotel, 1500 Convention Center, Arlington, Texas 76011.

**Investor Relations**

TT Communications, Inc.
1 Executive Blvd, Suite 104
Suffern, NY 10901
Phone: 845/368-4377
Facsimile: 845/368-4367

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